EXHIBIT 99.2

THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF COLUMBIA

UNITED STATES OF AMERICA, Plaintiff, v. ABITIBI-CONSOLIDATED INC. and BOWATER INCORPORATED, Defendants.	CASE NO.: JUDGE: DECK TYPE: Antitrust DATE STAMPED:

ASSET PRESERVATION STIPULATION AND ORDER

It is hereby stipulated and agreed by and between the undersigned parties, subject to approval and entry by the Court, that:

I. DEFINITIONS

As used in this Asset Preservation Stipulation and Order:

A.            “Acquirer” means the entity or entities to whom Defendants divest some or all of the Divestiture Assets.

B.            “Abitibi” means Defendant Abitibi-Consolidated Inc., a Canadian corporation with its headquarters in Montréal, Quebec, Canada, its successors and assigns, and its subsidiaries, divisions, groups, affiliates, partnerships and joint ventures, and their directors, officers, managers, agents, and employees.

C.            “Bowater” means Defendant Bowater Incorporated, a Delaware corporation with its headquarters in Greenville, South Carolina, its successors and assigns, and its subsidiaries, divisions, groups, affiliates, partnerships and joint ventures, and their directors, officers, managers, agents, and employees.

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D.            “Newsprint” means the lowest grade of uncoated groundwood paper (i.e., paper manufactured from mechanically processed pulp), regardless of its basis weight. It is primarily used in the production of newspapers, but also used in some advertising inserts, comic books, trade publications, and direct mail, among other end-use products.

E.	“Divestiture Assets” means:
(1)	Abitibi’s Snowflake, Arizona newsprint mill, located at Spur 277 North, Snowflake, Arizona 85937;
(2)

all tangible assets used in the mill listed in Section I(E)(1), including all assets relating to research and development activities, manufacturing equipment, tooling and fixed assets, real property (leased or owned), personal property, inventory, newsprint reserves, office furniture, materials, supplies, docking facilities, on- or off-site warehouses or storage facilities relating to the mill, Apache Railway Company assets; all licenses, permits and authorizations issued by any governmental organization relating to the mill; all contracts, agreements, leases (including renewal rights), commitments, certifications, and understandings relating to the mill, including supply agreements; all customer lists, contracts, accounts, and credit records relating to the mill; all interests in, and contracts relating to, power generation; all repair and performance records and all other records relating to the mill; and

(3)	all intangible assets used in the development, production, servicing, distribution, and sales of products by the mill listed in Section I(E)(l), including but not limited to

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all contractual rights, patents, licenses and sublicenses, intellectual property, technical information, computer software and related documentation, know-how, trade secrets, drawings, blueprints, designs, design protocols, specifications for materials, specifications for parts and devices, safety procedures for the handling of materials and substances, quality assurance and control procedures, design tools and simulation capability, all manuals and technical information provided to the employees, customers, suppliers, agents or licensees, and all research data concerning historic and current research and development efforts relating to the mill, including, but not limited to designs of experiments, and the results of successful and unsuccessful designs and experiments.

II. OBJECTIVES

The proposed Final Judgment filed in this case is meant to ensure Defendants’ prompt divestiture of the Divestiture Assets for the purpose of establishing a viable competitor in the market for the production and sale of newsprint in North America in order to remedy the anticompetitive effects that the United States alleges would otherwise result from the Defendants’ merger. This Asset Preservation Stipulation and Order ensures that until the divestitures required by the proposed Final Judgment have been accomplished, the Divestiture Assets remain as an economically viable, competitive, and ongoing business concern.

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III. JURISDICTION AND VENUE

This Court has jurisdiction over the subject matter of this action, and Defendants waive all objections to the Court’s exercise of personal jurisdiction over Defendants in this action and to the propriety of venue in the United States District Court for the District of Columbia.

IV. COMPLIANCE WITH AND ENTRY OF THE PROPOSED FINAL JUDGMENT

A.            The parties stipulate that a proposed Final Judgment in the form attached hereto as Exhibit A may be filed with and entered by the Court, upon the motion of any party or upon the Court’s own motion, at any time after compliance with the requirements of the Antitrust Procedures and Penalties Act, 15 U.S.C. § 16, and without further notice to any party or other proceedings, provided that the United States has not withdrawn its consent, which it may do at any time before the entry of the proposed Final Judgment by serving notice thereof on Defendants and by filing that notice with the Court.

B.            Defendants shall abide by and comply with the provisions of the proposed Final Judgment, pending the proposed Final Judgment’s entry by the Court, or until expiration of time for all appeals of any Court ruling declining entry of the proposed Final Judgment, and shall, from the date of the signing of this Stipulation by the parties, comply with all the terms and provisions of the proposed Final Judgment as though the same were in full force and effect as an order of the Court.

C.            Defendants shall not consummate the transaction sought to be enjoined by the Complaint herein before the Court has signed this Asset Preservation Stipulation and Order.

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D.            This Stipulation shall apply with equal force and effect to any amended proposed Final Judgment agreed upon in writing by the parties and submitted to the Court.

E.	In the event:
(1)	the United States has withdrawn its consent, as provided in Section IV(A) above, or
(2)

the proposed Final Judgment is not entered pursuant to this Stipulation, the time has expired for all appeals of any Court ruling declining entry of the proposed Final Judgment, and the Court has not otherwise ordered continued compliance with the terms and provisions of the proposed Final Judgment, then the parties are released from all further obligations under this Stipulation, and the making of this Stipulation shall be without prejudice to any party in this or any other proceeding.

F.             Defendants represent that the divestitures ordered in the proposed Final Judgment can and will be made, and that Defendants will later raise no claim of mistake, hardship, or difficulty of compliance as grounds for asking the Court to modify any of the provisions contained therein.

V. ASSET PRESERVATION PROVISIONS

Until the divestitures required by the proposed Final Judgment have been accomplished:

A.            Defendants shall take all steps necessary to preserve, maintain, and continue to operate the Divestiture Assets as an economically viable, competitive, and

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ongoing business. Within twenty (20) days after the entry of the Asset Preservation Stipulation and Order, Defendants will inform the United States of the steps Defendants have taken to comply with this Asset Preservation Stipulation and Order.

B.            Defendants shall use their best efforts to maintain and increase the sales and revenues of the products produced by or sold by the Divestiture Assets, and shall maintain at 2007 or previously approved levels for 2008, whichever are higher, all promotional, advertising, sales, technical assistance, marketing, and merchandising support for the Divestiture Assets.

C.            Defendants shall provide sufficient working capital and lines and sources of credit to continue to maintain the Divestiture Assets as an economically viable, competitive, and ongoing business, consistent with the requirements of Section V(A).

D.            Defendants shall take all steps necessary to ensure that the Divestiture Assets are fully maintained in operable condition at no less than current capacity and sales levels, and shall maintain and adhere to all normal repair and maintenance schedules for the Divestiture Assets. Further, Defendants shall make all investments and capital expenditures scheduled as of July 1, 2007.

E.            Defendants shall not, except as part of a divestiture approved by the United States in accordance with the terms of the proposed Final Judgment, remove, sell, lease, assign, transfer, pledge, or otherwise dispose of any of the Divestiture Assets.

F.             Defendants shall use their best efforts to preserve the existing relationships with each of the Divestiture Assets’ suppliers, customers, and others having business relations with the Divestiture Assets, in the ordinary course of the Divestiture Assets’ business and in accordance with past practice.

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G.            Defendants’ employees with primary responsibility for the production, operation, distribution, and sale of the products sold by the Divestiture Assets, shall not be transferred or reassigned to other areas within the company except for transfer bids initiated by employees pursuant to Defendants’ regular, established job posting policy. Defendants shall provide the United States with ten (10) calendar days notice of any such transfer.

H.            Defendants shall take no action that would jeopardize, delay, or impede the sale of the Divestiture Assets.

I.              Defendants shall maintain, in accordance with sound accounting principles, separate, accurate and complete financial ledgers, books and records that report on a periodic basis, such as the last business day of every month, consistent with past practices, the assets, liabilities, expenses, revenues and income of the Divestiture Assets.

J.              For the period from the date of the filing of the Complaint in this matter until one (1) year after the sale of the Divestiture Assets, Defendants shall make available and deliver to the Divestiture Assets within seven (7) business days the spare ceramic center roll from Abitibi’s Thorold, Ontario newsprint mill if: (a) the Acquirer or the person identified in Section V(K), whomever is in control of the Divestiture Assets at the time, determines that the Divestiture Assets’ PM 3 machine requires a new ceramic center roll and (b) the Divestiture Assets’ permanent spare ceramic center roll, which has already been ordered, has not been delivered. If Defendants become obligated to deliver the spare ceramic center roll, then they may identify a suitable alternative ceramic center roll and request permission from the United States, in its sole discretion, to deliver the

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alternative center roll to the Divestiture Assets in place of the Thorold center roll. Such permission must be in writing. In any event, Defendants must deliver the Thorold center roll or an approved substitute to the Divestiture Assets within seven (7) business days of being notified of the need for the Thorold roll. Defendants will no longer be obligated to provide a ceramic center roll to the Divestiture Assets if either of the ceramic center rolls in Thorold’s PM 6 or PM 7 machines break before the Divestiture Assets require a new ceramic center roll.

K.            Pierre Rougeau shall have managerial responsibility for and shall oversee the Divestiture Assets, subject to the provisions of the proposed Final Judgment. In the event Mr. Rougeau is unable to perform his duties, William Harvey shall replace Mr. Rougeau and assume his duties. In the event that Mr. Harvey is unable to perform his duties, Defendants shall appoint, subject to the approval of the United States, a replacement within ten (10) working days. Should Defendants fail to appoint a replacement acceptable to the United States within this time period, the United States shall appoint a replacement.

L.            Defendants shall take no action that would interfere with the ability of any trustee appointed pursuant to the proposed Final Judgment to complete the divestitures pursuant to the proposed Final Judgment to a Acquirer acceptable to the United States.

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M.           This Asset Preservation Stipulation and Order shall remain in effect until consummation of the divestitures required by the proposed Final Judgment or until further order of the Court.

Dated: October 23, 2007

FOR PLAINTIFF
UNITED STATES OF AMERICA

/s/ Karl D. Knutsen
Karl D. Knutsen, Esq.
United States Department of Justice
Antitrust Division, Litigation I Section
1401 H Street, NW, Suite 4000
Washington, DC 20530
(202) 514-0976

Respectfully submitted,

FOR DEFENDANT
ABITIBI-CONSOLIDATED INC.

/s/ Joseph J. Simons
Joseph J. Simons, Esq.
Paul, Weiss, Rifkind, Wharton &
Garrison LLP
1615 L Street, NW, Suite 1300
Washington, DC 20036-5694
(202) 223-7370

FOR DEFENDANT
BOWATER INCORPORATED

/s/ R. Hewitt Pate/IRC
R. Hewitt Pate, Esq.
Hunton & Williams
1900 K Street, NW
Washington, DC 20006
(202) 955-1921

ORDER

IT IS SO ORDERED by the Court, this _____ day of ___________, 2007.

United States District Judge

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